Exhibit 99.1

Niu Technologies Announces Second Quarter 2023 Financial Results

-- Second Quarter Total Volume of e-scooter sales up 1.5% year over year

-- Second Quarter Revenues of RMB 828.8 million, up 0.1% year over year

-- Second Quarter Net Loss of RMB 1.9 million, compared to net income of RMB 14.4 million in the same period of last year

BEIJING, China, Aug 14, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Revenues were RMB 828.8 million, an increase of 0.1% year over year
•	Gross margin was 23.1%, compared with 20.3% in the second quarter of last year
•	Net loss was RMB 1.9 million, compared with net income of RMB 14.4 million in the second quarter of last year
•	Adjusted net income (non-GAAP)[1] was RMB 14.4 million, compared with adjusted net income of RMB 31.2 million in the second quarter of last year

Second Quarter 2023 Operating Highlights

•	The number of e-scooters sold was 211,996, up 1.5% year over year
•	The number of e-scooters sold in China was 178,567, down 1.0% year over year
•	The number of e-scooters sold in the international markets was 33,429, up 17.1% year over year
•	The number of franchised stores in China was 2,844 as of June 30, 2023
•	International sales network expanded to 55 distributors covering 53 countries as of June 30, 2023

Other Highlights

On August 14, 2023, the Company released its 2022 Environment, Social and Governance (ESG) Report (https://ir.niu.com/environmental-social-and-governance-report-0), highlighting the Company’s ESG policies and sustainability initiatives.

Dr. Yan Li, Chief Executive Officer of the Company, commented: “In the second quarter of 2023, the launch of our new products has generated immense excitement in the market, setting an excellent foundation for continuous sales growth. The MQiL model has swiftly won over users with its outstanding performance, contributing to one-third of our domestic sales. The GOVA G400/G400T model has also received widespread market recognition for its practicality and cost-effectiveness. In the micro-mobility sector, kick-scooters also achieved stable growth in the second quarter. We firmly believe that our unwavering commitment to innovation will greatly resonate with our valued customers, and our enriched product portfolio will lay a strong foundation for our future sustainable growth.”

1 Adjusted net income (non-GAAP) is defined as net loss excluding share-based compensation expense

Second Quarter 2023 Financial Results

Revenues were RMB 828.8 million, an increase of 0.1% year over year, due to increased sales volume of 1.5%, partially offset by decreased revenues per e-scooter of 1.3%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2023 Q2	2022 Q2	% change YoY
E-scooter sales from China market	638.7	596.6	+7.1%
E-scooter sales from international markets	114.7	146.3	-21.6%
E-scooter sales, sub-total	753.4	742.9	+1.4%
Accessories, spare parts and services	75.4	84.7	-11.0%
Total	828.8	827.6	+0.1%

Revenues per e-scooter (in RMB)	2023 Q2	2022 Q2	% change YoY
E-scooter sales from China market[2]	3,577	3,309	+8.1%
E-scooter sales from international markets[2]	3,430	5,122	-33.0%
E-scooter sales	3,554	3,557	-0.1%
Accessories, spare parts and services[3]	356	406	-12.3%
Revenues per e-scooter	3,910	3,963	-1.3%

▪	E-scooter sales revenues from China market were RMB 638.7 million, an increase of 7.1%, and represented 84.8% of total e-scooter revenues. The increase was mainly driven by the strategic optimization of our premium product mix, offsetting the slight decline in sales volume in China market.
▪	E-scooter sales revenues from international markets were RMB 114.7 million, a decrease of 21.6%, and represented 15.2% of total e-scooter revenues. The decrease was mainly due to the decline in sales of e-motorcycles and e-mopeds, partially offset by increased sales of kick-scooter in international markets.
▪	Accessories, spare parts sales and services revenues were RMB 75.4 million, a decrease of 11.0% and represented 9.1% of total revenues. The decrease was mainly driven by the overseas battery pack sales reduction.
▪	Revenues per e-scooter slightly decreased by 1.3% year over year, was mainly due to the increased proportion of kick-scooter in international markets, partially offset by the increased revenues per e-scooter in China market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 637.3 million, a decrease of 3.4% year over year, mainly due to decreased cost per e-scooter. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,006, down 4.9% from RMB 3,160 in the second quarter 2022, mainly due to the increased proportion of kick-scooter, and the decreased cost of battery packs.

Gross margin was 23.1%, compared with 20.3% in the same period of 2022. The increase was mainly due to the strategic optimization of our premium product mix and the increased revenues per e-scooter in China market.

Operating expenses were RMB 198.8 million, an increase of 14.9% from the same period of 2022. Operating expenses as a percentage of revenues was 24.0%, compared with 20.9% in the second quarter of 2022.

▪	Selling and marketing expenses were RMB 109.5 million (including RMB 2.7 million of share-based compensation), an increase of 18.4% from RMB 92.5 million in the second quarter of 2022, mainly due to an increase of RMB 15.8 million in selling and marketing expenses for continuous micro-mobility expansion in international markets. Selling and marketing expenses as a percentage of revenues was 13.2% compared with 11.2% in the second quarter of 2022.
▪	Research and development expenses were RMB 41.3 million (including RMB 8.7 million of share-based compensation), a decrease of 7.1% from RMB 44.5 million in the second quarter of 2022, mainly due to the decrease of staff cost of RMB 2.1 million, and the decrease in system development professional fee of RMB 1.7 million. Research and development expenses as a percentage of revenues was 5.0%, compared with 5.4% in the second quarter of 2022.
▪	General and administrative expenses were RMB 48.0 million (including RMB 4.5 million of share-based compensation), an increase of 33.2% from RMB 36.0 million in the second quarter of 2022, mainly due to the increase in provision for credit losses of RMB 27.1 million, partially offset by the increase in foreign currency exchange gain of RMB 8.2 million and the decrease in staff cost of RMB 2.6 million. General and administrative expenses as a percentage of revenues was 5.8%, compared with 4.4% in the second quarter of 2022.

Operating expenses excluding share-based compensation were RMB 182.8 million, increased by 16.8% year over year, and represented 22.1% of revenues, compared with 18.9% in the second quarter of 2022.

▪	Selling and marketing expenses excluding share-based compensation were RMB 106.8 million, an increase of 21.3% year over year, and represented 12.9% of revenues, compared with 10.6% in the second quarter of 2022.
▪	Research and development expenses excluding share-based compensation were RMB 32.6 million, a decrease of 13.1% year over year, and represented 3.9% of revenues, compared with 4.5% in the second quarter of 2022.
▪	General and administrative expenses excluding share-based compensation were RMB 43.5 million, an increase of 40.4% year over year, and represented 5.2% of revenues, compared with 3.7% in the second quarter of 2022.

Government grants were RMB 0.5 million, compared with RMB 0.3 million in the same period of 2022.

Share-based compensation was RMB 16.3 million, compared with RMB 16.8 million in the same period of 2022.

Income tax expense was RMB 2.2 million, compared with income tax benefit of RMB 16.8 million in the same period of 2022.

Net loss was RMB 1.9 million, compared with net income of RMB 14.4 million in the second quarter of 2022. The net loss margin was 0.2%, compared with net income margin of 1.7% in the same period of 2022.

Adjusted net income (non-GAAP) was RMB 14.4 million, compared with RMB 31.2 million in the second quarter of 2022. The adjusted net income margin4 was 1.7%, compared with 3.8% in the same period of 2022.

Basic and diluted net loss per ADS were both RMB 0.02 (US$ 0.00).

Balance Sheet

As of June 30, 2023, the Company had cash, term deposits and short-term investments of RMB 1,022.2 million in aggregate. The Company had restricted cash of RMB 109.7 million and short-term bank borrowings of RMB 41.4 million.

Business Outlook

NIU expects revenues of the third quarter 2023 to be in the range of RMB 1,153 million to RMB 1,326 million, representing a year-over-year increase of 0% to 15%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

4 Adjusted net income margin is defined as adjusted net income (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, August 14, 2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its second quarter 2023 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Second Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI95dd3f9ebb7b4a3e9c09ef252ea3fbbd

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, and (ii) two micro-mobility series, including kick-scooter series, KQi, and e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2513 to US$ 1.00, the exchange rate in effect as of June 30, 2023, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash	534,286,849	692,435,543	95,491,228
Term deposits-current	208,589,770	329,777,789	45,478,437
Restricted cash	186,340,321	109,694,119	15,127,511
Short-term investments	160,406,301	-	-
Accounts receivable, net	299,742,923	229,211,007	31,609,643
Inventories	417,009,148	382,782,068	52,788,061
Prepayments and other current assets	205,695,717	186,172,017	25,674,295
Total current assets	2,012,071,029	1,930,072,543	266,169,175

Non-current assets
Term deposits-non-current	20,000,000	-	-
Property, plant and equipment, net	397,356,795	353,555,644	48,757,553
Intangible assets, net	1,857,320	1,442,531	198,934
Operating lease right-of-use assets	86,597,121	83,159,936	11,468,280
Deferred income tax assets	6,132,499	7,041,642	971,087
Other non-current assets	12,683,090	9,999,219	1,378,955
Total non-current assets	524,626,825	455,198,972	62,774,809

Total assets	2,536,697,854	2,385,271,515	328,943,984

LIABILITIES
Current liabilities
Short-term bank borrowings	160,000,000	41,380,805	5,706,674
Notes payable	316,832,113	233,871,486	32,252,353
Accounts payable	459,466,937	527,937,739	72,805,944
Income taxes payable	1,898,065	2,591,226	357,346
Advances from customers	24,931,897	20,082,951	2,769,566
Deferred revenue-current	37,539,733	39,252,758	5,413,203
Accrued expenses and other current liabilities	192,092,943	198,845,613	27,422,062
Total current liabilities	1,192,761,688	1,063,962,578	146,727,148

Deferred revenue-non-current	11,429,500	12,072,708	1,664,903
Deferred income tax liabilities	1,398,279	1,928,894	266,007
Operating lease liabilities	7,569,128	4,245,744	585,515
Other non-current liabilities	13,441,382	9,293,459	1,281,627
Total non-current liabilities	33,838,289	27,540,805	3,798,052

Total liabilities	1,226,599,977	1,091,503,383	150,525,200

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,428	89,803	12,384
Class B ordinary shares	10,316	10,316	1,423
Additional paid-in capital	1,915,825,641	1,946,596,857	268,447,983
Accumulated other comprehensive loss	(16,536,686)	(1,394,278)	(192,280)
Accumulated deficit	(589,290,822)	(651,534,566)	(89,850,726)
Total shareholders’ equity	1,310,097,877	1,293,768,132	178,418,784

Total liabilities and shareholders’ equity	2,536,697,854	2,385,271,515	328,943,984

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	827,619,915	828,811,204	114,298,292	1,403,097,817	1,246,047,222	171,837,770
Cost of revenues(a)	(659,994,763)	(637,333,754)	(87,892,344)	(1,125,788,331)	(964,195,614)	(132,968,656)
Gross profit	167,625,152	191,477,450	26,405,948	277,309,486	281,851,608	38,869,114

Operating expenses:
Selling and marketing expenses(a)	(92,531,147)	(109,541,946)	(15,106,525)	(162,578,383)	(181,902,025)	(25,085,436)
Research and development expenses(a)	(44,450,826)	(41,288,064)	(5,693,884)	(86,299,410)	(76,292,198)	(10,521,175)
General and administrative expenses(a)	(36,024,525)	(47,976,084)	(6,616,205)	(67,084,960)	(98,300,734)	(13,556,291)
Total operating expenses	(173,006,498)	(198,806,094)	(27,416,614)	(315,962,753)	(356,494,957)	(49,162,902)
Government grants	254,668	528,120	72,831	523,038	826,973	114,045
Operating income (loss)	(5,126,678)	(6,800,524)	(937,835)	(38,130,229)	(73,816,376)	(10,179,743)

Interest expenses	(1,464,438)	(14,853)	(2,048)	(2,918,902)	(81,520)	(11,242)
Interest income	925,854	7,150,433	986,090	2,109,777	15,262,816	2,104,839
Investment income	3,248,458	-	-	8,295,350	426,836	58,863
Income (loss) before income taxes	(2,416,804)	335,056	46,207	(30,644,004)	(58,208,244)	(8,027,283)
Income tax benefit (expense)	16,779,140	(2,240,676)	(309,003)	15,430,095	(4,035,500)	(556,521)
Net income (loss)	14,362,336	(1,905,620)	(262,796)	(15,213,909)	(62,243,744)	(8,583,804)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	23,106,426	21,181,014	2,920,995	21,412,240	15,487,764	2,135,860
Unrealized gain on available-for-sale securities, net of reclassification	(87,078)	-	-	(2,467,270)	(345,356)	(47,627)
Comprehensive income	37,381,684	19,275,394	2,658,199	3,731,061	(47,101,336)	(6,495,571)
Net income (loss) per ordinary share
—Basic	0.09	(0.01)	(0.00)	(0.10)	(0.40)	(0.05)
—Diluted	0.09	(0.01)	(0.00)	(0.10)	(0.40)	(0.05)
Net income (loss) per ADS
—Basic	0.19	(0.02)	(0.00)	(0.20)	(0.80)	(0.11)
—Diluted	0.18	(0.02)	(0.00)	(0.20)	(0.80)	(0.11)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	155,223,662	156,834,747	156,834,747	154,887,972	156,303,739	156,303,739
—Diluted	157,998,918	156,834,747	156,834,747	154,887,972	156,303,739	156,303,739
Weighted average number of ADS outstanding used in computing net income (loss) per ADS
—Basic	77,611,831	78,417,374	78,417,374	77,443,986	78,151,870	78,151,870
—Diluted	78,999,459	78,417,374	78,417,374	77,443,986	78,151,870	78,151,870

Note:

(a) Includes share-based compensation expense as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	307,095	300,533	41,445	593,072	591,520	81,574
Selling and marketing expenses	4,421,095	2,705,325	373,081	8,338,551	5,833,402	804,463
Research and development expenses	6,988,758	8,734,735	1,204,575	11,906,652	15,105,360	2,083,124
General and administrative expenses	5,076,711	4,525,669	624,118	9,199,001	8,928,193	1,231,254
Total share-based compensation expense	16,793,659	16,266,262	2,243,219	30,037,276	30,458,475	4,200,415

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net Income (loss)	14,362,336	(1,905,620)	(262,796)	(15,213,909)	(62,243,744)	(8,583,804)
Add:
Share-based compensation expense	16,793,659	16,266,262	2,243,219	30,037,276	30,458,475	4,200,415
Adjusted net income (loss)	31,155,995	14,360,642	1,980,423	14,823,367	(31,785,269)	(4,383,389)